Exhibit 99.2

ARACRUZ CELULOSE S.A.

SUMMARY OF THE DECISIONS TAKEN AT THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON April 28, 2006.

1.	Unanimous approval of the Management’s Report and Financial Statements for the fiscal year ended on December 31, 2005.

2.

Ratification of the payment of Interest on Shareholders’ Equity amounting to R$320,700,000.00, attributed to the minimum compulsory dividend relating to the fiscal year 2005, payments of which began on May 13, June 13 and July 13, 2005 and on January 13, 2006. The following amounts were allocated, per block of 1,000 shares: (a) R$294.703975 (or R$250.49837879, net of Income Tax withheld at source) – to common shares; and (b) R$324.17437251 (or R$275.54821666, net of Income Tax withheld at source) – to class "A" and "B" preferred shares.

3.

Approval of payment of dividends, in addition to the Interest on Shareholders’ Equity, in the amount of R$150,000,000.00, allocated per block of 1,000 shares as follows: (a) R$137.84790389 to common shares; and (b) R$151.63269428 to class "A" and "B" preferred shares.

4.	Approval of the company's capital budget, together with the relevant profit retention justification, pursuant to the proposal submitted by the company's administration.

5.

Election of the Fiscal Committee (“Conselho Fiscal”), with three members and three alternates , to serve until the 2007 General Ordinary Shareholders’ Meeting. Representing the common shareholders: Wagner Braz and Fernando Octávio Martins Alves were elected, with Sheila Periard Henrique Silva and Jorge Juliano de Oliveira as their respective alternates. The preferred shareholders elected José Gilberto Jaloretto and his alternate, Mauro José Periotto.

6.

The shareholders were informed of the resignations, on October 18, 2005 of the alternate board member Antonio Carlos Dantas Mattos. Pursuant to section 150, caput of Law no 6,404/76 and Section 18 of the Company’s by-laws, Mauro Agonilha was appointed to succeed the member that resigned. The shareholders were also informed of the resignations, on June 13 and November 1st, 2005, respectively, of the alternate board members Fernando Roth Schmidt and Bernardo Parnes. Therefore, pursuant to section 150, paragraph 3 of Law no 6,404/76 and Section 18, sole paragraph, of the Company’s by-laws the following Board members were elected to complete the terms of office of the resigning members, and thus serve until the

Shareholders’ Meeting that deliberates on the results of the fiscal year ending on December 31, 2006:

Alternate Members:

Mauro Agonilha (alternate to Haakon Lorentzen)
Jorge Eduardo Martins Morais (alternate to Sandra Meira Starling)

The position of an alternate board member to the effective member João Carlos Chede will remain vacant until further deliberation.

7.

The global remuneration of the company’s administrators was set at the amount of up to R$15,000,000 and the members of the Fiscal Committee shall be entitled to 10% of the average remuneration of each officer.

8.

The shareholders approved the ratification of the decision taken in the General Shareholders Meeting held on July 29, 2002 and confirmed the number of shares in which the company's capital is divided, so as to allow the publication of the consolidated By-laws.

Aracruz, April 28, 2006.

José Luiz Braga

General Counsel